EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO

ARTICLES OF INCORPORATION OF

RIOT BLOCKCHAIN, INC.

Pursuant to section 78.390 of the Nevada Revised Statutes, RIOT BLOCKCHAIN, INC., a Nevada corporation (the “Corporation”), hereby adopts the following amendment to its Articles of Incorporation, as amended (the “Articles of Incorporation”).

1. The Corporation’s Articles of Incorporation are hereby amended by deleting each of Section 3.01 and Section 3.02 of the Articles of Incorporation in their entirety and inserting in lieu thereof the following, respectively:

ARTICLE III

CAPITAL STOCK

3.01 Authorized Capital Stock. The total number of shares of stock the Corporation is authorized to issue shall be three hundred fifty-five million (355,000,000) shares. This stock shall be divided into two classes to be designated as "Common Stock" and "Preferred Stock."

3.02 Common Stock. The total number of authorized shares of common stock shall be three hundred forty million (340,000,000) shares with no par value per share.

2. Except as specifically provided herein, the Corporation’s Articles of Incorporation shall remain unmodified and shall continue in full force and effect.

3. By execution hereof, the undersigned officer of the Corporation certifies that the foregoing Certificate of Amendment to Articles of Incorporation of RIOT BLOCKCHAIN, INC. was duly authorized and adopted by the Corporation’s board of directors and was approved by the Corporation’s stockholders at the Corporation’s Special Meeting of Stockholders by the affirmative vote of stockholders holding 53.32% of the shares of the Corporation’s common stock, which constituted a majority of the shares of the Corporation’s common stock that were issued and outstanding on September 29, 2022, the record date for the Corporation’s Special Meeting of Stockholders.

Dated as of November 21, 2022.

RIOT BLOCKCHAIN, INC.

By:
William Jackman
Secretary, EVP, General Counsel